ROYSTON MANNOR ESTATES, INC.
(Exact name of registrant as specified in its charter)

Nevada                                       88-0421129
(State of organization)	         (I.R.S. Employer Identification No.)

Las Vegas Commerce Center, 1350 E. Flamingo Road, Suite 688, Las Vegas,
NV 89119

(Address of principal executive offices)

Registrant's telephone number, including area code (702) 732-2253
Registrant's Attorney: Shawn Hackman, Esq., 3360 W. Sahara Ave., Suite 200, Las Vegas, NV 89102, (702) 732-2253

Securities to be registered pursuant to Section 12(b) of the Act: None Securities to be registered pursuant to Section 12(g) of the Act: Common


ITEM 1.	DESCRIPTION OF BUSINESS
Royston is a Nevada corporation formed on December 31, 1998. Its principal place of business is located at Las Vegas Commerce Center, 1350 E. Flamingo
Road, Suite 688, Las Vegas, NV 89119. 	The Royston Mannor Estates, Inc. was
organized to engage in any lawful corporate business.

Royston's main focus will be the development of a company that wholesales and retails wines made with petite sirah grapes. Southern California will be the primary location the Company will investigate to set up its operation. Royston may also participate in mergers with and acquisitions of other companies. Royston Mannor Estates, Inc. has been in the developmental stage since inception and has no operating history other than organizational matters. Royston Mannor Estates, Inc. was organized on December 31, 1998, under the laws of the State of Nevada, Royston Mannor Estates, Inc. has no operations and in accordance with SFAS #7, is considered a development stage Company.
The primary activity of Royston Mannor Estates, Inc. currently involves researching and developing a wholesale and retail winery. Royston Mannor Estates, Inc.also participates in the business of engaging a company or companies that it can acquire or with whom it can merge. Royston Mannor Estates, Inc. has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. Royston Mannor Estates, Inc.'s plans are in the conceptual stage only.

The Board of Directors has elected to begin implementing Royston Mannor Estates, Inc.'s principal business purpose, described below under "Item 2, Plan of Operation". As such, Royston Mannor Estates, Inc. can be defined as a "shell" company., whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify Royston Mannor Estates, Inc. as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in Royston Mannor Estates, Inc.'s securities until such time as the Company has successfully implemented its business plan. Royston Mannor Estates, Inc. is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase Royston Mannor Estates, Inc.'s access to financial markets. In the event Royston Mannor Estates, Inc.'s obligation to file periodic reports is suspended pursuant to the Exchange Act, Royston Mannor Estates, Inc. anticipates that it will continue to voluntarily file such reports.

Risk Factors

Royston Mannor Estates, Inc.'s business is subject to numerous risk factors, including the following:

COMPETITION. The wine business is highly competitive. The Company will be competing with a number of other potential suppliers of grapes and wine, most of whom will have greater financial resources than the Company. In this enviorment, there can be no assurance that there will be a suitable property available for acquisition by the Company or that the Company can obtain financing for, or participants to join in the development of a viable vineyard operation without further fnancing. Most of the Company's competitors have greater financial , personnel and other resources than does the Company and therefore have a greater leverage to use in acquiring properties, hiring personnel and marketing produce. Accordingly, a high degree of competition in these areas is expected to continue.

GOVERNMENT REGULATION. The production and sale of grapes/wine is subject to regulation by state, federal, local authorities, and foreign governments. In most areas there are statutory provisions regulating the production of food grapes and wine under which administrative agencies may change rules and regulations without notice.

AVAILABILITY OF SUITABLE PROPERTIES. Competition for properties is intense. The Company will be competing with a number of other potential purchasers of suitable property, most of whom will have greater financial resources than the Company.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. Royston Mannor Estates, Inc. has had no operating history and has received no revenues or earnings from operations. Royston Mannor Estates, Inc. has no significant assets or financial resources. Royston Mannor Estates, Inc. will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in Royston Mannor Estates, Inc. incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that Royston Mannor Estates, Inc. will identify a business opportunity or complete a business combination.

SPECULATIVE NATURE OF ROYSTON MANNOR ESTATES, INC.'S PROPOSED OPERATIONS. The success of Royston Mannor Estates, Inc.'s proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that Royston Mannor Estates, Inc. will successfully locate candidates meeting such criteria. In the event Royston Mannor Estates, Inc. completes a business combination, the success of the company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond Royston Mannor Estates, Inc.'s control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. Royston Mannor Estates, Inc. is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for Royston Mannor Estates, Inc.. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than Royston Mannor Estates, Inc.. Royston Mannor Estates, Inc. is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Royston Mannor Estates, Inc. will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. Royston Mannor Estates, Inc. has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance that Royston Mannor Estates, Inc. will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. Royston Mannor Estates, Inc. has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, Royston Mannor Estates, Inc. never commenced any operational activities. There is no assurance that Royston Mannor Estates, Inc. will be able to negotiate a business combination on terms favorable to the company. Royston Mannor Estates, Inc. has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which Royston Mannor Estates, Inc. would not consider a business combination in any form with such business opportunity. Accordingly, Royston Mannor Estates, Inc. may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics. CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the company. Royston Mannor Estates, Inc.'s officers have not entered into written employment agreements with the Company. and are not expected to do so in the foreseeable future. Royston Mannor Estates, Inc. has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of Royston Mannor Estates, Inc.'s business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS OF INTEREST - GENERAL. Royston Mannor Estates, Inc.'s officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event Royston Mannor Estates, Inc.'s officers or directors are involved in the management of any firm with which Royston Mannor Estates, Inc. transacts business. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for Royston Mannor Estates, Inc. acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude Royston Mannor Estates, Inc. from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. Royston Mannor Estates, Inc. has conducted minimal market research indicating that market demand exists for the transactions contemplated by Royston Mannor Estates, Inc.. Moreover, Royston Mannor Estates, Inc. has limited marketing organization. If there is demand for a business combination as contemplated by Royston Mannor Estates, Inc., there is no assurance Royston Mannor Estates, Inc. will successfully complete such transaction.

LACK OF DIVERSIFICATION. In all likelihood, Royston Mannor Estates, Inc.'s proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. Royston Mannor Estates, Inc.'s inability to diversify its activities into a number of areas may subject Royston Mannor Estates, Inc. to economic fluctuations within a particular business or industry, thereby increasing the risks associated with Royston Mannor Estates, Inc.'s operations.

REGULATION. Although Royston Mannor Estates, Inc. will be subject to regulation under the Securities Exchange Act of 1934, management believes Royston Mannor Estates, Inc. will not be subject to regulation under the Investment Company Act of 1940, insofar as Royston Mannor Estates, Inc. will not be engaged in the business of investing or trading in securities. In the event Royston Mannor Estates, Inc. engages in business combinations which result in Royston Mannor Estates, Inc. holding passive investment interests in a number of entities, Royston Mannor Estates, Inc. could be subject to regulation under the Investment Company Act of 1940. In such event, Royston Mannor Estates, Inc. would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Royston Mannor Estates, Inc. has obtained no formal determination from the Securities and Exchange Commission as to the status of the company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Royston Mannor Estates, Inc. to material adverse consequences. PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of Royston Mannor Estates, Inc.'s common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in Royston Mannor Estates, Inc.. Any such business combination may require management of the Company to sell or transfer all or a portion of the company's common stock held by them, or resign as members of the Board of Directors of Royston Mannor Estates, Inc.. The resulting change in control of the company could result in removal of one or more present officers and directors of Royston Mannor Estates, Inc. and a corresponding reduction in or elimination of their participation in the future affairs of Royston Mannor Estates, Inc..

















REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. Royston Mannor Estates, Inc.'s primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in Royston Mannor Estates, Inc. issuing securities to shareholders of such private companies. Issuing previously authorized and unissued common stock of Royston Mannor Estates, Inc. will reduce the percentage of shares owned by present and prospective shareholders, and a change in Royston Mannor Estates, Inc.'s control and/or management.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS
OPPORTUNITIES.
Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with Royston Mannor Estates, Inc., rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and Royston Mannor Estates, Inc. has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of Royston Mannor Estates, Inc.'s securities is exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for Royston Mannor Estates, Inc.'s securities to be a limited one.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS
This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

Plan of Operation - General

Royston Mannor Estates first seeks to choose a region in California to establish its vineyard for its petite sirah business.. Although Southern California is a vast area, the different varietals of grapes grow only in specific areas with the desirable qualities of soil, climate, rainfall and temperature and are often situated in sheltered river valleys. Santa Ynez Valley has deep alluvial soil, and is sheltered from ocean breezes. It is a perfect area for a fledging wine operation, and prices are not as high as in the Napa Valley, or Sonoma County. The Company hopes to find suitable property in this area Royston Mannor Estates, Inc.'s also plans to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, Royston Mannor Estates, Inc. has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company and Royston Mannor Estates, Inc. has not identified any specific business or a company for investigation and evaluation. No member of Management or any promoter of Royston Mannor Estates, Inc., or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of Royston Mannor Estates, Inc. Royston Mannor Estates, Inc. will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. However, ### Royston will more throughly investigate companies that are involved in the coding and encoding software. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict Royston Mannor Estates, Inc.'s virtually unlimited discretion to search for and enter into a business combination. Royston Mannor Estates, Inc. may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock.. Royston Mannor Estates, Inc. may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.
Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Management believes that Royston Mannor Estates, Inc. may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, Royston Mannor Estates, Inc. would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that Royston Mannor Estates, Inc. must commit to acquire a business, may correspondingly increase the risk of loss to Royston Mannor Estates, Inc.. No assurance can be given as to the terms or availability of financing for any acquisition by Royston Mannor Estates, Inc.. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which Royston Mannor Estates, Inc. may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of Royston Mannor Estates, Inc.. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on Royston Mannor Estates, Inc.. Royston Mannor Estates, Inc. has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes Royston Mannor Estates, Inc. will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company. at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. Royston Mannor Estates, Inc. will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of Royston Mannor Estates, Inc. have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. Royston Mannor Estates, Inc. does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties. Royston Mannor Estates, Inc. will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which Royston Mannor Estates, Inc. may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Royston Mannor Estates, Inc. may offer. However, Royston Mannor
Estates, Inc. does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as Royston Mannor Estates, Inc. has successfully consummated such a merger or acquisition. Royston Mannor Estates, Inc. also has no plans to conduct any offerings under Regulation S.

Sources of Opportunities

Royston Mannor Estates, Inc. will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that Royston Mannor Estates, Inc. will engage professional firms specializing in business acquisitions or reorganizations. Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of Royston Mannor Estates, Inc.'s shareholders, in accomplishing the business purposes of Royston Mannor Estates, Inc.. It is not anticipated that any outside consultants or advisors, other than Royston Mannor Estates, Inc.'s legal counsel and accountants, will be utilized by Royston Mannor Estates, Inc. to effectuate its business purposes described herein. However, if Royston Mannor Estates, Inc. does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as Royston Mannor Estates, Inc. has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, Royston Mannor Estates, Inc.'s management has never used outside consultants or advisors in connection with a merger or acquisition. As is customary in the industry, Royston Mannor Estates, Inc. may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by Royston Mannor Estates, Inc.'s Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of Royston Mannor Estates, Inc., if such person plays a material role in bringing a transaction to Royston Mannor Estates, Inc..

Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of Royston Mannor Estates, Inc.
(see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as;
1. the available technical, financial and managerial resources
2. working capital and other financial requirements
3. history of operation, if any
4. prospects for the future
5. present and expected competition
6. the quality and experience of management services which may be available and the depth of that management
7. the potential for further research, development or exploration
8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Royston Mannor Estates, Inc.
9. the potential for growth or expansion
10. the potential for profit
11. the perceived public recognition or acceptance of products, services or trades
12. name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, Royston Mannor Estates, Inc. intends to utilize written reports and personal investigation to evaluate the above factors. Royston Mannor Estates, Inc. will not acquire or merge with any company for which audited financial statements cannot be obtained. Opportunities in which Royston Mannor Estates, Inc. participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. Royston Mannor Estates, Inc.'s shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to Royston Mannor Estates, Inc.'s participation.) Even after Royston Mannor Estates, Inc.'s participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by Royston Mannor Estates, Inc. and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by Royston Mannor Estates, Inc. of the related costs incurred. There is the additional risk that Royston Mannor Estates, Inc. will not find a suitable target. Management does not believe Royston Mannor Estates, Inc. will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the company. will be realized, and there will not, most likely, be a market for Royston Mannor Estates, Inc.'s stock.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, Royston Mannor Estates, Inc. may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of Royston Mannor Estates, Inc. will not be in control of the company. In addition, a majority or all of Royston Mannor Estates, Inc.'s officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of Royston Mannor Estates, Inc.'s shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, Royston Mannor Estates, Inc. may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in Royston Mannor Estates, Inc.'s Common Stock may have a depressive effect on such market. While the actual terms of a t ransaction to which Royston Mannor Estates, Inc. may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of Royston Mannor Estates, Inc., including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of Royston Mannor Estates, Inc.'s investigation, officers and directors of Royston Mannor Estates, Inc. will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of Royston Mannor Estates, Inc.'s limited financial resources and management expertise. The manner in which Royston Mannor Estates, Inc. participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the company and other parties, the management of the opportunity, and the relative negotiating strength of the company and such other management. With respect to any mergers or acquisitions, negotiations with target company, management will be expected to focus on the percentage of Royston Mannor Estates, Inc. which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Royston Mannor Estates, Inc.'s shareholders will, in all likelihood, hold a lesser percentage ownership interest in the company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event Royston Mannor Estates, Inc. acquires a target company with substantial assets. Any merger or acquisition effected by Royston Mannor Estates, Inc. can be expected to have a significant dilutive effect on the percentage of shares held by Royston Mannor Estates, Inc.'s then shareholders, including purchasers in this offering. Management has advanced, and will continue to advance, funds which shall be used by Royston Mannor Estates, Inc. in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

Competition

Royston Mannor Estates, Inc. is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than Royston Mannor Estates, Inc.. In view of Royston Mannor Estates, Inc.'s limited financial resources and management availability, Royston Mannor Estates, Inc. will continue to be at significant competitive disadvantage vis-a-vis the Royston Mannor Estates, Inc.'s competitors.
The business of coding and encoding computer software and files is intensely competive in all of its phases, and the Company will be competing with many firms providing this service . The Company will be at at disadvantge with other companies having larger technical staffs, established market shares and greater financial backing.


Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company." as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While Royston
Mannor Estates, Inc. does not intend to engage in such activities, Royston Mannor Estates, Inc. may obtain and hold a minority interest in a number of development stage enterprises. Royston Mannor Estates, Inc. could be expected to incur significant registration and compliance costs if required to register under the Investment Company. Act of 1940. Accordingly, management will continue to review Royston Mannor Estates, Inc.'s activities from time to time with a view toward reducing the likelihood Royston Mannor Estates, Inc. could be classified as an "investment company." Royston Mannor Estates, Inc. intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to Codaek Corp., and to any target company.

Employees

Royston Mannor Estates, Inc.'s only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Royston Mannor Estates, Inc.. (See "Management").

ITEM 3.	DESCRIPTION OF PROPERTY.

Royston Mannor Estates, Inc. neither owns nor leases any real property at this time. Royston Mannor Estates, Inc. conducts its business from Vegas Commerce Center, 1350 E.
Flamingo Road, Suite 688, Las Vegas, NV 89119.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of December 31,1998, no one is the beneficial owner of five percent (5%) or more of Royston Mannor Estates, Inc.'s common stock. The management of Royston does not own any stock in the Company.

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS
The members of the Board of Directors of Royston Mannor Estates, Inc. serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person. Royston Mannor Estates, Inc.'s officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Royston Mannor Estates, Inc. is as follows:
Name
Age
Position
Harvey Makaiwi
48
President, Sole Officer, and
Director
Harvey Makaiwi Age 48

Operated a pottery mail order business from 1990 to 1996. Developed an interest in wine in Europe while on tour with husband in the US military. Formed Mount Merlot Estates in 1996. Retired from that business in 1998 to pursue current company.

Blank Check Experience
None.

There is no family relationship between any of the officers and directors of the Royston Mannor Estates, Inc.. The Royston Mannor Estates, Inc.'s Board of Directors has not established any committees.

Conflicts of Interest

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to Royston Mannor Estates, Inc.'s affairs. The officers and directors of Royston Mannor Estates, Inc. may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by Royston Mannor Estates, Inc..
Royston Mannor Estates, Inc. does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Royston Mannor Estates, Inc.'s proposed business operations.

The officers and directors are, so long as they are officers or directors of Royston Mannor Estates, Inc., subject to the restriction that all opportunities contemplated by Royston Mannor Estates, Inc.'s plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Royston Mannor Estates, Inc. and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company., the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, Royston Mannor Estates, Inc. has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

Although Royston Mannor Estates, Inc. will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes Royston Mannor Estates, Inc. will not be subject to regulation under the Investment Company Act of 1940 insofar as Royston Mannor Estates, Inc.
will not be engaged in the business of investing or trading in securities. In the event Royston Mannor Estates, Inc. engages in business combinations which result in Royston Mannor Estates, Inc. holding passive investment interests in a number of entities, Royston Mannor Estates, Inc. could be subject to regulation under the Investment Company Act of 1940. In such event, Royston Mannor Estates, Inc. would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Royston Mannor Estates, Inc. has obtained no formal determination from the Securities and Exchange Commission as to the status of the company under the Investment Company Corp. Act of 1940 and, consequently, any violation of such Act would subject Royston Mannor Estates, Inc. to material adverse consequences.

ITEM 6.	EXECUTIVE COMPENSATION

There is no executive compensation given to any officers and directors of the company. It is possible that, after Royston Mannor Estates, Inc.
successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of Royston Mannor Estates, Inc.'s management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. It is possible that persons associated with management may refer a prospective merger or acquisition candidate to Royston Mannor Estates, Inc.. In the event Royston Mannor Estates, Inc. consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by Royston Mannor Estates, Inc. as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because Royston Mannor Estates, Inc. has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of Royston Mannor Estates, Inc. will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement Royston Mannor Estates, Inc.'s business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.	LEGAL PROCEEDINGS

Royston Mannor Estates, Inc. is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Royston Mannor Estates, Inc. has been threatened.

ITEM 9.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Royston Mannor Estates, Inc.'s common stock is not traded on any exchange or OTC market. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for Royston Mannor Estates, Inc.'s securities and management does not intend to initiate any such discussions until such time as Royston Mannor Estates, Inc. has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. After a merger or acquisition has been completed, one or both of the company's officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by Royston Mannor Estates, Inc. will contact prospective market makers. Royston Mannor Estates, Inc. does not intend to use consultants to contact market makers.

Market Price

The Registrant's Common Stock is not quoted at the present time.
Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Royston Mannor Estates, Inc., as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,
(i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow Royston Mannor Estates, Inc.'s securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, that Royston Mannor Estates, Inc. will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of Royston Mannor Estates, Inc. to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Royston Mannor Estates, Inc.'s securities on a national exchange. In such events, trading, if any, in Royston Mannor Estates, Inc.'s securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Royston Mannor Estates, Inc.'s securities.

Holders

As of September 30,1999, there are 65 holders of Royston Corp's common shares. 40 of these shareholders hold unrestricted stock pursuant to Rule 504 of Regulation D, Section 4(6) exemption. Twenty Five shareholders hold restricted stock pursuant to Rule 144.

Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

ITEM 11.	DESCRIPTION OF SECURITIES.

Common Stock

Royston Corp was incorporated on December 31, 1998, as Royston Mannor Estates, Inc., with an authorized share capital of Fifty Million (50,000,000) shares of Common Stock. Upon incorporation, the company initially issued One Hundred Thousand (100,000) Common Shares with par value of $.001. These shares were restricted under Rule 144 of the Securities Act of 1933, as amended.

On February 15, 1999 the Company offered, pursuant to a 504D Offering filed with the Securities and Exchange Commission, One Million, 1,000,000, Common Shares at $0.10 per share. On March 25, 1999, the Company sold and issued Two Hundred Thousand (200,000) Common Shares at $0.10 per share from that 504D Offering. These 200,000 shares have been deemed free trading by counsel.

The Royston Mannor Estates, Inc.'s Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common stock, of which 300,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by Royston Mannor Estates, Inc. from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of Royston Mannor Estates, Inc., the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities. Management is not aware of any circumstances in which additional shares of any class or series of Royston Mannor Estates, Inc.'s stock are to be issued to management or promoters, or affiliates or associates of either.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Royston Mannor Estates, Inc. and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of Royston Mannor Estates, Inc. in most cases for any liability suffered by them or arising from their activities as officers and directors of Royston Mannor Estates, Inc. if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. The officers and directors of Royston Mannor Estates, Inc. are accountable to Royston Mannor Estates, Inc. as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling Royston Mannor Estates, Inc.'s affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where Royston Mannor Estates, Inc. has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in Royston Mannor Estates, Inc. in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Royston Mannor Estates, Inc..

ITEM 13.	FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.
FINANCIAL STATEMENTS

EXHIBITS
3.1	Articles of Incorporation
3.2	By-Laws



ROYSTON MANNOR ESTATES, INC.
(A Development Stage Company)
FINANCIAL STATEMENTS
DECEMBER 31, 1999, AND
DECEMBER 31, 1998


TABLE OF CONTENTS

                                                      PAGE NUMBER

INDEPENDENT ACCOUNTANT'S REPORT                                 1

FINANCIAL STATEMENT

     Balance Sheet                                              2

     Statements of Operations and Deficit
       Accumulated During the Development Stage                 3

     Statement of Changes in Stockholders' Equity               4

     Statements of Cash Flows                                   5

     Notes to the Financial Statements                          6


David E. Coffey
Certified Public Accountant
3651 Lindell Road, Suite A
Las Vegas, NV  89103
(702) 871-3979


INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders of Royston Mannor Estates, Inc.
Las Vegas, Nevada


   I have audited the accoumpanying balance sheets of Royston Mannor Estates, Inc., (a development stage company) as of December 31, 1999, and December 31, 1998, and the related statements of operations, cash flows, and changes in stockholders' equity for the period from December 31, 1998, (date of inception) to December 31, 1999. These statements are the responsibility of Royston Mannor Estates, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

   I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

   In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Royston Mannor Estates, Inc. as of December 31, 1999, and December 31, 1998, and the results of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 31, 1998, in conformity with generally accepted accounting principles.


David Coffey, C.P.A.
Las Vegas, Nevada
February 21, 2000



ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS


                                          DEC. 31, 1999       DEC. 31, 1998
ASSETS

Cash                                      $       7,048       $         100
                                           ------------        ------------
                                          $       7,048       $         100
                                           ============        ============


LIABILIES & STOCKHOLDERS' EQUITY

Accounts payable                          $         400      $          400
                                           ------------       -------------
  Total Liabilities                                 400                 400

Stockholder's Equity
    Common stock, authorized 50,000,000
    shares at $.001 par value, issued and
    outstanding 350,000 shares and
    100,000 shares, respectively                    350                 100
    Additional paid-in capital                   26,750                   0
    Deficit accumulated during the
    development stage                           (20,452)               (400)
                                           -------------      --------------
         Total Stockholders' Equity               6,648                (300)

  Total Liablilites and Stockholder's Equity  $   7,048      $          100
                                              ==========      ==============

The accompanying notes are an integral part of these financial statements.


ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
(With Cumulative Figures From Inception)


                                                              From Inception
                        Jan. 1, 1999, to   Dec. 31, 1998 to   Dec. 31, 1998, to
                        Dec. 31, 1999      Dec. 31, 1998      Dec. 31, 1999
                        ----------------   ----------------   -----------------
Income                 $          0        $          0               0

Expenses
  Organizational expense          0                 400             400
  Consulting                  20,000                  0          20,000
  Office expenses                52                   0              52
                        ----------------   ----------------   -----------------
Total expenses                20,052               400           20,452

Net loss                     (20,052)             (400)       $ (20,452)
                                                              =================

Retained earnings,
beginning of period             (400)                0
                        ----------------    ----------------
Deficit accumulated during
the development stage    $   (20,452)       $      (400)
                        ================    =================

Earnings (loss) per share
   assuming dilution:
Net loss                 $      (0.07)      $        0.00      $    (0.08)
                        ================    =================  ================
Weighted average shares
outstanding                   279,167           100,000              265,385
                        ================    =================  ================

The accompanying notes are an integral part of these financial statements.



ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM DECEMBER 31, 1998, (Date of Inception) TO
DECEMBER 31, 1999



                                 Common Stock      Additional      Total
                               Shares     Amount   Paid-in
                                                   Capital
                               -------    ------   ----------      ---------
Balance,
December 31, 1998                -           -          -               -

Issuance of common stock for cash
December, 1998                 100,000      100          0             100

Less net loss                     0          0           0             (400)
                               -------     ------  ----------       ---------

Balance,
December 31, 1998              100,000      100          0             (300)

Issuance of common stock for cash
March, 1999                    200,000      200       19,800          20,000

Less offering costs                0         0        (3,000)         (3,000)

Issuance of common stock for cash
October, 1999                  50,000        50        9,950          10,000

Less net loss                      0         0            0           (20,052)
                               --------    -------  ----------       ---------
Balance,
December 31, 1999              350,000    $   350   $  26,750        $ 6,648
                               ========    ======== ===========      ==========

The accompanying notes are an integral part of these financial statements.



ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(With Cumulative Figures From Inception)

                                                              From Inception,
                       Jan. 1, 1999, to   Dec. 31, 1998, to   Dec. 31, 1998, to
                       Dec. 31, 1999      Dec. 31, 1998       Dec. 31, 1999
                       ----------------   -----------------   -----------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss               $     (20,052)     $     (400)         $   (20,452)
Non-cash items included
in net loss                      0                 0                  0
Adjustments to reconcile
net loss to cash used by
operating activity
  Accounts Payable               0               400                 400
                       -----------------  ------------------   ----------------
  NET CASH PROVIDED BY
  OPERATING ACTIVITIES       (20,052)             0                (20,052)


CASH FLOWS USED BY
INVESTING ACTIVITIES            0                 0                    0
                       ------------------  ------------------   ---------------
  NET CASH USED BY
  INVESTING ACTIVITIES          0                 0                    0

CASH FLOWS FROM FINANCING
ACTIVITIES
  Sale of common stock          250              100                  350
  Paid-in capital            29,750               0                 29,750
  Less offering costs        (3,000)              0                 (3,000)
                      --------------------  ------------------   --------------
   NET CASH PROVIDED BY
   FINANCING ACTIVITIES     27,000                100                27,100
                      --------------------  ------------------   --------------
   NET INCREASE IN CASH      6,948                100            $    7,048
                                                                 ==============
   CASH AT BEGINNING OF
     PERIOD                    100                  0
                      --------------------  -------------------
   CASH AT END OF PERIOD  $   7,048          $    100
                      ====================  ===================

The accompanying notes are an integral part of these financial statements.


ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999, AND DECEMBER 31, 1998


NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on December 31, 1998, under the laws of the State of Neveda. The business purpose of the Company is to market specialty wines in the United States.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTES B OFFERING COSTS

        Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTES C EARNINGS (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTES D STOCK OFFERINGS

        In March of 1999, the Company completed the sale of 200,000 shares of its common stock at $.10 per share for a total of $20,000. The proceeds were to be used for the marketing of specialty wines.

        In October of 1999, the Company sold, by private placement, 50,000 shares of its common stock at $.20 per share for a total of $10,000. The proceeds were to be used for working capital.




ARTICLES OF INCORPORATION

OF

Royston Mannor Estates, Inc.


KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a Corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify that:

ARTICLE I NAME: The exact name of this Corporation is:

Royston Mannor Estates, Inc.

ARTICLE II RESIDENT AGENT:
The Resident Agent of the Corporation is Bruce Thompson, 128 Fortune Drive, Dayton, Nevada 89403.

ARTICLE III DURATION:
The Corporation shall have perpetual existence.

ARTICLE IV PURPOSES:
The purpose, object and nature of the business for which this Corporation is organized are:

	(a)     To engage in any lawful activity;

	(b) To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

ARTICLE V POWERS:
The powers of the Corporation shall be those powers granted by 78.060 and
78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the Corporation shall have the following specific powers:

(a) To elect or appoint officers and agents of I the Corporation and to fix their compensation;

(b) To act as an agent for any individual, association, partnership, corporation or other legal entity;
1
(c) To receive, acquire, hold, exercise rights arising out of the ownership or possession- thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, associations, partnerships, corporations, or governments;

(d) To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus;

(e) To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes, and in time of war, to make donations in aid of war activities.

ARTICLE VI CAPITAL STOCK:
	Section 1. Authorized shares. The total number of shares which this
Corporation is 	authorized to issue is 50,000,000 shares of Capital Stock at
$.001 par value per share.

	Section 2. Voting Rights of Shareholders. Each holder of the Common Stock
shall be 	entitled to one vote for each share of stock standing in his name on the books of the Corporation.

	Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of
Directors. In the absence 	of fraud, the judgment of the Directors as to the
value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

	Section 4. Pre-emptive Rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares or stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or
	convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5. Stock Rights and Options. The Corporation shall have the power to
create and 	issue rights, warrants, or options entitling the holders thereof
to purchase from the 	corporation any shares of its capital stock of any
class or classes, upon such terms and conditions and at
such times and prices as the Board of Directors may provide, which
2
	terms and conditions shall be incorporated in an instrument or instruments
evidencing such 	rights. In the absence of fraud, the judgment of the
Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

ARTICLE VII  ASSESSMENT OF STOCK:
The capital stock of this Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed. The holders of such stock shall not be individually responsible for the debts, contracts, or liabilities of the Corporation and shall not be liable for assessments to restore impairments in the capital of the Corporation.

ARTICLE VIII  DIRECTORS:
For the management of the business, and for the conduct of the affairs of the Corporation, and for the future definition, limitation, and regulation of the powers of the Corporation and its directors and shareholders, it is further provided:

Section 1, Size of Board. The members of the governing board of the Corporation shall be styled directors. The number of directors of the Corporation, their qualifications, terms of office, manner of election, time and place of meeting, and powers and duties shall be such as are prescribed by statute and in the by-laws of the Corporation. The name and post office address of the directors constituting the first board of directors, which shall be One (1) in number are:

NAME	ADDRESS

David Wages	500 W. College Parkway #V386 Carson City, Nevada 89706

Section 2. Powers of Board. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

(a)	To make, alter, amend, and repeal the by-laws subject to the power of the shareholders to alter or repeal the by-laws made by the Board of Directors.

(b) Subject to the applicable provisions of the by-laws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and
3
regulations, the accounts and books of the corporation, or any of them, shall be open to shareholder inspection. No shareholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of Directors or of the Shareholders of the Corporation;

(c) To issue stock of the Corporation for money, property, services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the board of directors without vote or consent of the shareholders and the judgment of the board of directors as to value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

(d) To authorize and issue, without shareholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

(e) To determine whether any and, if so, what part, of the earned surplus of the Corporation shall be paid in dividends to the shareholders, and to direct and determine other use and disposition of any such earned surplus;

(f) To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(g) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their: respective participation.

(h) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, which, to the extent permitted by law and authorized by the resolution or the by-laws, shall have and may exercise the powers of the Board;

(i) To provide for the reasonable compensation of its own members by by-law, and to fix the terms and conditions upon which such compensation will he paid;
4
(j) In addition to the powers and authority herein before, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the by-laws of the Corporation.

Section 3. Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, ..association, or other legal entity shall be invalidated, by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have nonetheless ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of MR. S. 78.140 are met.

ARTICLE IX LIMITATION OF LIABILITY OF OFFICERS OR DIRECTORS:

The personal liability of a director or officer of the corporation to the corporation or the Shareholders for damages for breach of fiduciary duty as a director or officer shall be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

ARTICLE X INDEMNIFICATION:
Each director and each officer of the corporation may be indemnified by the corporation as follows:

(a) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) , judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a
5
manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suite or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b)	      The corporation may indemnify any person who was or is a party, or is threatened
to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys', fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent Jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and
(b) of this Article, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense,

(d) Any indemnification under subsections (a) and (b) unless ordered by a court or advanced pursuant to subsection (e), must be made by the corporation only as authorized in the specific case upon a
6
determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i)     By the stockholders;

(ii)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(iii)	if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv)	if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(e)	Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(f) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that Indemnification, unless ordered by a court pursuant to subsection
(b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions
7
involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person,

ARTICLE XI PLACE OF MEETING; CORPORATE BOOKS:
Subject to the laws of the State of Nevada, the shareholders and the Directors shall have power to hold their meetings, and the Directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the by-laws or by appropriate resolution.

ARTICLE XIII AMENDMENT OF ARTICLES:
The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and shareholders are granted subject to this reservation.

ARTICLE XIII INCORPORATOR:
The name and address of the sole incorporator signing these Articles of Incorporation is as follows:


NAME 	              ADDRESS




/s/  David Wages    500 W.College Parkway #V386
	                   Carson City, NV 89706


IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 18th day of December, 1998.


							/s/ David Wages









STATE OF NEVADA
Lyon County

On	12-18, 1998, personally appeared before me, a Notary Public, David Wages, who acknowledged to me that he executed the foregoing Articles of Incorporation for Codatech Corp., a Nevada corporation.

BEVERLY THOMPSON	/s/ Beverly Thompson
NOTARY PUBLIC - NEVADA                                  Notary Public
APPT Recorded in LYON CO.
My Appt. EXP. March 1, 2002


BY-LAWS OF

ROYSTON MANNOR ESTATES, INC.

ARTICLE I

SHAREHOLDERS

Section 1.01 Annual Meeting
 The annual meeting of the shareholders shall be held at such date and time as shall be designated by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. If the corporation shall fail to provide notice of the annual meeting of the shareholders as set forth above, the annual meeting of the shareholders of the corporation shall be held during the month of November or December of each year as determined by the Board of Directors, for the purpose of electing, directors of the corporation to serve during the ensuing year and for the transaction of such other business as may properly come before the meeting. If the election of the directors is not held on the day designated herein for any annual meeting, of the shareholders, or at any adjournment thereof, the president shall cause the election to be held at a special meeting of the shareholders as soon thereafter as is convenient.

Section 1.02 Special Meetings.
Special meetings of the shareholders may be called by the president or the Board of Directors and shall be called by the president at the written request of the holders of not less than 51 % of the issued and outstanding shares of capital stock of the corporation.

All business lawfully to be transacted by the shareholders may be transacted at any special meeting at any adjournment thereof However, no business shall be acted upon at a special meeting, except that referred to in the notice calling the meeting, unless all of the outstanding capital stock of the corporation is represented either in person or by proxy. Where all of the capital stock is represented, any lawful business may be transacted and the meeting shall be valid for all purposes.

Section 1.03 Place of Meetings.
Any meeting, of the shareholders of the corporation may be held at its principal office in the State of Nevada or such other place in or out of the United States as the Board of Directors may designate. A waiver of notice signed by the shareholders entitled to vote may designate any place for the holding of such meeting,

Section 1.04 Notice of Meetings.
(a) The secretary shall sign and deliver to all shareholders of record written or printed notice of any meeting at least ten (10) days, but not more than sixty (60) days, before the date of such meeting; which notice shall state the place, date and time of the meeting, the general nature of the business to be transacted, and, in the case of any meeting at which directors are to be elected, the names of nominees, if any, to be presented for election.

        (b) In the case of any meeting, any proper business may be presented for action, except that the following items shall be valid only if the general nature of the proposal is stated in the notice or written waiver of notice:

(1) Action with respect to any contract or transaction between the corporation and one or more of its directors or another firm, association, or corporation in which one or more of its directors has a material financial interest;

(2) Adoption of amendments to the Articles of Incorporation; or

(3)Action with respect to the merger, consolidation, reorganization, partial or complete liquidation, or dissolution of the corporation.

(c) The notice shall be personally delivered or mailed by first class mail to each shareholder of record at the last known address thereof, as the same appears on the books of the corporation, and the giving of such notice shall be deemed delivered the date the same is deposited in the United States mail, postage prepaid. If the address of any shareholder does not appear upon the books of the corporation, it will be sufficient to address any notice to such shareholder at the principal office of the corporation.

(d) The written certificate of the person calling any meeting, duly sworn, setting forth the substance of the notice, the time and place the notice was mailed or personally delivered to the several shareholders, and the addresses to which the notice was mailed shall be prima facie evidence of the manner and fact of giving such notice.

Section 1.05 Waiver of Notice.

If all of the shareholders of the corporation shall waive notice of a meeting, no notice shall be required, and, whenever all of the shareholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

Section 1.06 Determination of Shareholders of Record
(a) The Board of Directors may at any time fix a future date as a record date for the determination of the shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action. The record date so fixed shall not be more than sixty (60) days prior to the date of such meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution or allotment of rights, or to exercise their rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.


(b) If no record date is fixed by the Board of Directors, then (1) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which written consent is given, and (3) the record date for determining, shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

Section 1.07 Quorum: Adjourned Meeting
(a)At any meeting of the shareholders, a majority of the issued and outstanding shares of the corporation represented in person or by proxy, shall constitute a quorum.

(b) If less than a majority of the issued and outstanding shares are represented, a majority of shares so represented may adjourn from time to time at the meeting, until holders of the amount of stock required to constitute a quorum shall. be in attendance. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called. When a shareholders' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than ten (10) days in which event notice thereof shall be given.

Section 1.08 Voting
(a) Each shareholder of record, such shareholders duly authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of stock standing registered in such shareholder's name on the books of the corporation on the record date.

(b) Except as otherwise provided herein, all votes with respect to shares standing, in the name of an individual on the record date (included pledged shares) shall be cast only by that individual or such individuals duly authorized proxy or attorney-in-fact. With respect to shares held by a representative of the estate of a deceased shareholder, guardian, conservator, custodian or trustee, votes may be cast by such holder upon proof of capacity, even though the shares do not stand in the name of such holder. In the case of shares under the control of a receiver, the receiver may cast votes carried by such shares even though the shares do not stand in the name of the receiver provided that the order of the court of competent jurisdiction which appoints the receiver contains the authority to cast votes carried by such shares. If shares stand in the name of a minor, votes may be cast only by the duly-appointed guardian of the estate of such minor if such guardian has provided the corporation with written notice and proof of such appointment











(C) With respect to shares standing in the name of a corporation on the record date, votes may be cast by such officer or agents as the by-laws of such corporation prescribe or, in the absence of an applicable by-law provision, by such person as may be appointed by resolution of the Board of Directors of such corporation. In the event no person is so appointed, such votes of the corporation may be cast by any person (including the officer making the authorization) authorized to do so by the Chairman of the Board of Directors, President or any Vice President of such corporation.

(d) Notwithstanding anything to the contrary herein contained, no votes may be cast by shares owned by this corporation or its subsidiaries, if any. If shares are held by this corporation or its subsidiaries, if any, in a fiduciary capacity, no votes shall be cast with respect thereto on any matter except to the extent that the beneficial owner thereof possesses and exercises either a right to vote or to give the corporation holding the same binding instructions on how to vote.

(e) With respect to shares standing in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, persons entitled to vote under a shareholder voting agreement or otherwise and shares held by two or more persons (including proxy holders) having the same fiduciary relationship respect in the same shares, votes may be cast in the following manner:

(1) If only one such person votes, the votes of such person binds all.

(2)	If more than one person casts votes, the act of the majority so voting binds all.

(3)	 If more than one person casts votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately as split.

(f) Any holder of shares entitled to vote on any matter may cast a portion of the votes in favor of such matter and refrain from casting the remaining, votes or cast the same against the proposal, except in the case of elections of directors. if such holder entitled to vote fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

(g) If a quorum is present, the affirmative vote of holders of a majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless a vote of greater number or voting by classes is required by the laws of the State of Nevada, the Articles of Incorporation and these By-Laws.


Section 1.09 Proxies.

	At any meeting of shareholders, any holder of shares entitled to vote may authorize another person or persons to vote by proxy with respect to the shares held by an instrument in writing and subscribed to by the holder of such shares entitled to vote. No proxy shall be valid after the expiration of six (6) months from the date of execution thereof, unless coupled with an interest or unless otherwise specified in the proxy. In no event shall the term of a proxy exceed seven (7) years from the date of its execution. Every proxy shall continue in full force and effect until its expiration or revocation. Revocation may be effected by filing an instrument revoking the same or a duly-executed proxy bearing a later date with the secretary of the corporation.

Section 1. 10 Order of Business.

	At the annual shareholders meeting, the regular order of business shall be as follows:

(1) Determination of shareholders present and existence of quorum;

(2)	Reading and approval of the minutes of the previous meeting or meetings;

(3)	 Reports of the Board of Directors, the president treasurer and secretary of the
 corporation, in the order named;

(4) Reports of committee;

(5) Election of directors;


(6) Unfinished business;

(7) New business;


(8)	 Adjournment.

Section 1. 11 Absentees Consent to Meetings

	Transactions of any meeting of the shareholders are as valid as though had at a meeting duly-held after regular call and notice if a quorum is present, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy (and those who, although present, either object at the beginning of the meeting to the transaction of any business because the meeting has not been lawfully called or convened or expressly object at the meeting to the consideration of matters not included in the notice which are legally required to be included therein), signs a written waiver of notice and/or consent to the holding of the meeting or an approval of the minutes thereof All such waivers, consents, and approvals shall be filed with the corporate records and made a part of the minutes of the meeting, Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice if such objection is expressly made at the beginning. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, except as otherwise provided in Section 1.04(b) of these By-Laws.

Section 1. 12 Action Without meeting

	Any action which may be taken by the vote of the shareholders at a meeting may be taken without a meeting if consented to by the holders of a majority of the shares entitled to vote or such greater proportion as may be required by the laws of the State of Nevada, the Articles of Incorporation, or these By-Laws. Whenever action is taken by written consent, a meeting of shareholders needs not be called or noticed.

ARTICLE II

DIRECTORS

Section 2.01 Number, Tenure and Qualification.
	Except as otherwise provided herein, the Board of Directors of the corporation shall consist of at least one (1) but no more than nine (9) persons, who shall be elected at the annual meeting of the shareholders of the corporation and who shall hold office for one (1) year or until their successors are elected and qualify.

Section 2.02 Resignation

	Any director may resign effective upon giving written notice to the chairman of the Board of Directors, the president, or the secretary of the corporation, unless the notice specifies a later time for effectiveness of such resignation. If the Board of Directors accepts the resignation of a director tendered to take effect at a future date, the Board or the shareholders may elect a successor to take office when the resignation becomes effective.

Section 2.03 ) Reduction in Number.

	No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Section 2.04 Removal.

	(a) The Board of Directors or the shareholders of the corporation, by a majority vote, may declare vacant the office of a director who has been declared incompetent by an order of a court of competent jurisdiction or convicted of a felony.

Section 2.05 Vacancies.

(a) A vacancy in the Board of Directors because of death, resignation, removal, change in number of directors, or otherwise may be filled by the shareholders at any regular or special meeting or any adjourned meeting thereof or the remaining director(s) by the affirmative vote of a majority thereof. A Board of Directors consisting of less than the maximum number authorized in Section
2. 01 of ARTICLE 1I constitutes vacancies on the Board of Directors for purposes of, this paragraph and may be filled as set forth above including by the election of a majority of the remaining directors. Each successor so elected shall hold office until the next annual meeting of shareholders or until a successor shall have been duly-elected and qualified.

(b) If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the shareholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent (51/4) or more of the total number of shares entitled to vote may call a special meeting of shareholders to be held to elect the entire Board of Directors. The term of office of any director shall terminate upon such election of a successor.

Section 2.06 Regular Meetings

	Immediately following the adjournment of, and at the same place as, the annual meeting of the shareholders, the Board of Directors, including directors newly elected, shall hold its annual meeting without notice, other than this provision, to elect officers of the corporation and to transact such further business as may be necessary or appropriate The Board of Directors may provide by resolution the place, date and hour for holding additional regular meetings.

Section 2.07 Special Meetings.

	Special meetings of the Board of Directors may be called by the chairman and shall be called by the chairman upon the request of any two (2) directors or the president of the corporation.

Section 2.08 Place of Meeting

	Any meeting of the directors of the corporation may be held at its principal office in the State of Nevada, or at such other place in or out of the United
States as the Board of Directors may designate. A waiver or notice signed by the directors may designate any place for the holding of such meeting.

Section 2.09 Notice of Meeting.

Except as otherwise provided in Section 2.06, the chairman shall deliver to all directors written or printed notice of any special meeting, at least three
(3) days before the date of such meeting, by delivery of such notice personally or mailing such notice first class mail, or by telegram If mailed, the notice shall be deemed delivered two (2) business days following the date the same is deposited in the United States mail, postage prepaid Any director may waive notice of any meeting, and the attendance of a director at a meeting shall constitute a waiver of notice of such meeting, unless such attendance is for the express purpose of objecting to the transaction of business threat because the meeting is not properly called or convened.

Section 2. 10 Quorum,:Adjourned Meetings

(a) A majority of the Board of Directors in office shall constitute a quorum.

(b) At any meeting of the Board of Directors where a quorum is not present, a majority of those present may adjourn, from time to time, until a quorum is present, and no notice of such adjournment shall be required At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

Section 2.11 Action Without Meeting

Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if a written consent thereto is signed by all of the members of the Board of Directors or of such committee. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors or committee. Such action by written consent shall have the same force and effect as the unanimous vote of the Board of Directors or committee.

Section 2.12 Telephonic Meetings .

Meetings of the Board of Directors may be held through the use of a conference telephone or similar communications equipment so long as all members participating in such meeting can hear one another at the time of such meeting, Participation in such a meeting constitutes presence in person at such meeting.

Section 2.13 Board Decisions.

The affirmative vote of a majority of the, directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.14 Powers and Duties.

(a)Except as otherwise provided in the Articles of Incorporation or the laws of the State of Nevada, the Board of Directors is invested with the complete and unrestrained authority to manage the affairs of the corporation, and is authorized to exercise for such purpose as the general agent of the corporation, its entire corporate authority in such manner as it sees fit.
The Board of Directors may delegate any of its authority to menace, control or conduct the current business of the corporation to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the corporation with such powers, including the power to sub-delegate, and upon such terms as may be deemed fit.

(b) The Board of Directors shall present to the shareholders at annual meetings of the shareholders, and when called for by a majority vote of the shareholders at a special meeting of the shareholders, a full and clear statement of the condition of the corporation, and shall, at request, furnish each of the shareholders with a true copy thereof.

(c) The Board of Directors, in its discretion, may submit any contract or act for approval or ratification at any annual meeting of the shareholders or any special meeting, properly called for the purpose of considering any such contract or act, provided a quorum is present, The contract or act shall be valid and binding upon the corporation and upon all the shareholders thereof, if approved and ratified by the affirmative vote of a majority of the shareholders at such meeting,

(d) In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered to issue stock of the Corporation for money, property, services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the Board of Directors without vote or consent of the shareholders and the judgment of the Board of Directors as to the value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

Section 2.15 Compensation.
The directors shall be allowed and paid all necessary expenses incurred in attending any meetings of the Board.

Section 2.16 Board Officers.

	(a) At its annual meeting, the Board of Directors shall elect, from among its members, a chairman to preside at the meetings of the Board of Directors. The
Board of Directors may also elect such other board officers and for such term as it may, from time to time, determine advisable.

	(b) Any vacancy in any board office because of death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

Section 2.17 Order of Business. The order of business at any meeting, of the Board of Directors shall be as follows:

	(1)	Determination of members present and existence of quorum;
 (2)	Reading- and approval of the minutes of any previous meeting or meetings;
 (3)	Reports of officers and committeemen;
 (4)	Election of officers;
 (5)	Unfinished business;
 (6)	New business;
 (7)	Adjournment.



ARTICLE 1111

OFFICERS

Section 3. 01 Election.

	The Board of Directors, at its first meeting following the annual meeting of shareholders, shall elect a president, a secretary and a treasurer to hold office for one (1) year next coming and until their successors are elected and qualify. Any person may hold two or more offices. The Board of Directors may, from time to time, by resolution, appoint one or more vice presidents, assistant secretaries, assistant treasurers and transfer agents of the corporation as it may deem advisable; prescribe their duties; and fix their compensation.

Section 3.02 Removal; Resignation

	Any officer or agent elected or appointed by the Board of Directors may be removed by it whenever, in its judgment the best interest of the corporation would be served thereby. Any officer may resign at any time upon written notice to the corporation without prejudice to the rights, if any, of the corporation under any contract to which the resigning officer is a party.

Section 3.03 Vacancies.

	Any vacancy in any office because of death, resignation, removal, or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

Section 3.04 President

	The president shall be the general manager and executive officer of the corporation, subject to the supervision and control of the Board of Directors, and shall direct the corporate affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the corporation. The president shall preside at all meetings of the shareholders and shall sign the certificates of stock issued by the corporation, and shall perform such other duties as shall be prescribed by the Board of Directors.

Unless otherwise ordered by the Board of Directors, the president shall have full power and authority on behalf of the corporation to attend and to act and to vote at any meetings of the shareholders of any corporation in which the corporation may hold stock and, at any such meetings,, shall possess and may exercise any and all rights and powers incident to the ownership of such stock The Board of Directors, by resolution from time to time, may confer like powers on any person or persons in place of the president to represent the corporation for these purposes.

Section 3.05 Vice President.

	The Board of Directors may elect one or more vice presidents who shall be vested with all the powers and perform all the duties of the president whenever the president is absent or unable to act, including the signing of the certificates of stock issued by the corporation, and the vice president shall perform such other duties as shall be prescribed by the Board of Directors.

Section 3.06 Secretary.

	The secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in books provided for that purpose. The secretary shall attend to the giving and service of all notices of the corporation, may sign with the president in the name of the corporation all contracts authorized by the Board of Directors or appropriate committee, shall have the custody of the corporate seal, shall affix the corporate seal to all certificates of stock duly issued by the corporation, shall have charge of stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or appropriate committee may direct, and shall, in general perform all duties incident to the office of the secretary. All corporate books kept by the secretary shall be open for examination by any director at any reasonable time.

Section 3.07 Assistant Secretary

        The Board of Directors may appoint an assistant secretary who shall have such powers and perform such duties as may be prescribed for him by the secretary of the corporation or by the Board of Directors.

Section 3.08 Treasurer.

         The treasurer shall be the chief financial officer of the corporation, subject to the supervision and control of the Board of Directors, and shall have custody of all the funds and securities of the corporation. When necessary or proper, the treasurer shall endorse on behalf of the corporation for collection checks, notes and other obligations, and shall deposit all monies to the credit of the corporation in such bank or banks or other depository as the Board of Directors may designate, and shall sign all receipts and vouchers for payments made by the corporation. Unless otherwise specified by the Board of Directors, the treasurer shall sign with the president all bills of exchange and promissory notes of the corporation, shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities and such other property belonging to the corporation as the Board of Directors shall designate, and shall sign all papers required by law, by these By-laws or by the Board of Directors to be signed by the treasurer. The treasurer shall enter regularly in the books of the corporation, to be kept for that purpose, full and accurate accounts of all monies received and paid on account of the corporation and whenever required by the Board of Directors, the treasurer shall render a statement of any or all accounts. The treasurer shall at all reasonable times exhibit the books of account to any directors of the corporation and shall perform all acts incident to the position of treasurer subject to the control of the Board of Directors. The treasurer shall, if required by the Board of Directors, give a bond to the corporation in such sum and with such security as shall be approved by the Board of Directors for the faithful performance of all the duties of the treasurer and for restoration to the corporation in the event of the treasurer's death, resignation, retirement, or removal from office, of all books, records, papers, vouchers, money and other property belonging to the corporation. The expense of such bond shall be borne by the corporation.

Section 3.09 Assistant Treasurer.

        The Board of Directors may appoint an assistant treasurer who shall have such powers and perform such duties as may be prescribed by the treasurer of the corporation or by the Board of Directors, and the Board of Directors may require the assistant treasurer to give a bond to the corporation in such sum and with such security as it may approve, for the faithful performance of the duties of assistant treasurer, and for the restoration to the corporation, in the event of the assistant treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property belonging to the corporation. The expense of such bond shall be borne by the corporation.


ARTICLE IV

CAPITAL STOCK

Section 4.01 Issuance .

	Shares of capital stock of the corporation shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

Section 4.02 Certificates.

	Ownership in the corporation shall be evidenced by certificates for shares of stock in such form as shall be prescribed by the Board of Directors, shall be under the seal of the corporation and shall be signed by the president or the vice president and also by the secretary or an assistant secretary. Each certificate shall contain the name of the record holder, the number, designation, if any, class or series of shares represented, a statement of summary of any applicable rights, preferences, privileges, or restrictions thereon, and a statement that the shares are assessable, if applicable. All certificates shall be consecutively numbered. The name and address of the shareholder, the number of shares, and the date of issue shall be entered on the stock transfer books of the corporation.


Section 4.03 Surrender: Lost or Destroyed Certificates.

	All certificates surrendered to the corporation, except those representing shares of treasury stock, shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares shall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefor. However, any shareholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and an indemnity bond in an amount and upon such terms as the treasurer, or the Board of Directors, shall require. In no case shall the bond be in amount less than twice the current market value of the stock and it shall indemn the corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

Section 4.04 Replacement Certificate.

	When the Articles of Incorporation are amended in any way affecting, the statements contained in the certificates for outstanding shares of capital stock of the corporation or it becomes desirable for any reason, including, without limitation, the merger or consolidation of the corporation with another corporation or the reorganization of the corporation, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board of Directors. The order may provide that a holder of any certificate(s) ordered to be surrendered shall not be entitled to vote, receive dividends or exercise any other rights of shareholders until the holder has complied with the order provided that such order operates to suspend such rights only after notice and until compliance.

Section 4.05 Transfer of Shares.

	No transfer of stock shall be valid as against the corporation except on surrender and cancellation by the certificate therefor, accompanied by an assignment or transfer by the registered owner made either in person or under assignment. Whenever any transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer on the books of the corporation.

Section 4.06 Transfer Agent

	The Board of Directors may appoint one or more transfer agents and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agent and such registrar of transfer.

Section 4.07 Stock Transfer Books.

	The stock transfer books shall be closed for a period of ten (10) days prior to all meetings of the shareholders and shall be closed for the payment of dividends as provided in Article V hereof and during such periods as, from time to time, may be fixed by the Board of Directors, and, during such periods, no stock shall be transferable.

Section 4.08 Miscellaneous .

	The Board of Directors shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the corporation.



ARTICLE V

DIVIDENDS


Section 5.01

	Dividends may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board of Directors at any regular or special meeting and may be paid in cash, property, shares of corporate stock, or any other medium. The Board of Directors may fix in advance a record date, as provided in Section 1.06 of these By4aws, prior to the dividend payment for the purpose of determining shareholders entitled to receive payment of any dividend The Board of Directors may close the stock transfer books for such purpose for a period of not more than ten (10) days prior to the payment date of such dividend.



ARTICLE VI

OFFICES; RECORDS; REPORTS; SEAL AND FINANCIAL MATTERS

Section 6.01 Principal Office.

	The principal office of the corporation in the State of Nevada Shall be as designated by the Board of Directors and so filed with the State of Nevada, and the corporation may also have an office in any other state or territory as the Board of Directors may designate.

Section 6.02 Records.

	The stock transfer books and a certified copy of the By4aws, Articles of Incorporation, any amendments thereto, and the minutes of the proceedings of the shareholders, the Board of Directors, and committees of the Board of Directors shall be kept at the principal office of the corporation for the inspection of all who have the right to see the same and for the transfer of stock. All other books of the corporation shall be kept at such places as may be prescribed by the Board of Directors.

Section 6.03 Financial RQ9rt on Request.

	Any shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of stock may make a written request for an income statement of the corporation for the three (3) month, six (6) month, or nine (9) month period of the current fiscal year ended more than thirty
(30) days prior to the date of the request and a balance sheet of the corporation as of the end of such period In addition, if no annual report for the last fiscal year has been sent to shareholders, such shareholder or shareholders may make a request for a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year. The statement shall be delivered or mailed to the person making the request within thirty (30) days thereafter. A copy of the statements shall be kept on file in the principal office of the corporation for twelve (12) months, and such copies shall be exhibited at all reasonable times to any shareholder demanding an examination of them or a copy shall be mailed to each shareholder. Upon request by any shareholder, there shall be mailed to the shareholder a copy of the last annual semiannual or quarterly income statement which it has prepared and a balance sheet as of the end of the period. The financial statements referred to in this
Section 6.03 shall be accompanied by the report thereon, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that such financial statements were prepared without audit from the books and records of the corporation.

Section 6.04 Right of Inspection.

	(a) The accounting books and records and minutes of proceedings of the shareholders and the Board of Directors and committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours for a purpose reasonably related to such holder's interest as a shareholder or as the holder of such voting trust certificate. This right of inspection shall extend to the records of the subsidiaries, if any, of the corporation. Such inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

	(b)Every director shall have the absolute right at any reasonable time to inspectand copy all books, records and documents of every kind and to inspect the physical properties of the corporation and/or its subsidiary corporations. Such inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.


Section 6.05 Corporate.

	The Board of Directors may, by resolution, authorize a seal, and the seal may be used by causing it or a facsimile, to be impressed or affixed or reproduced or otherwise. Except when otherwise specifically provided herein, any officer of the corporation shall have the authority to affix the seal to any document requiring it

Section 6.06 Fiscal Year.
	The fiscal year-end of the corporation shall be the calendar year or such other term as may be fixed by resolution of the Board of Directors.

Section 6.07 Reserve .
	The Board of Directors may create, by resolution, out of the earned surplus of the corporation such reserves as the directors may, from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends or to repair or maintain any property of the corporation, or for such other purpose as the Board of Directors may deem beneficial to the corporation, and the directors may modify or abolish any such reserves in the manner in which they were created.




ARTICLE II

INDEMNIFICATION

Section 7.01 Indemnification.
	The corporation shall, unless prohibited by Nevada Law, indemnify any person (an "Indemnitee") who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be so involved in any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any action, suit or proceeding brought by or in the right of the corporation to procure a judgement in its favor (collectively, a "Proceeding!') by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, against all Expenses and Liabilities actually and reasonably incurred by him in connection with such Proceeding. The right to indemnification conferred in this Article shall be presumed to have been relied upon by the directors, officers, employees and agents of the corporation and shall be enforceable as a contract right and inure to the benefit of heirs, executors and administrators of such individuals.

Section 7.02 Indemnification Contracts.
	The Board of Directors is authorized on behalf of the corporation, to enter into, deliver and perform agreements or other arrangements to provide any indemnitee with specific rights of indemnification in addition to the rights provided hereunder to the fullest extent permitted by Nevada Law. Such agreements or arrangements may provide
(i) that the Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, must be paid by the corporation as they are incurred and in advance of the final disposition of any such action, suit or proceeding provided that, if required by Nevada Law at the time of such advance, the officer or director provides an undertaking, to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such individual is not entitled to be indemnified against such expenses,
(iii) that the Indemnitee shall be presumed to be entitled to indemnification under this Article or such agreement or arrangement and the corporation shall have the burden of proof to overcome that presumption, (iii) for procedures to be followed by the corporation and the Indemnitee in making any determination of entitlement to indemnification or for appeals therefrom and (iv) for insurance or such other Financial Arrangements described in Paragraph 7.02 of this Article, all as may be deemed appropriate by the Board of Directors at the time of execution of such agreement or arrangement.

Section 7.03 Insurance and Financial Arrangement
	The corporation may, unless prohibited by Nevada Law, purchase and maintain insurance or make other financial arrangements ("Financial Arrangements") on behalf of any Indemnity for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses. Such other Financial
Arrangements may include (i) the creation of a trust fund, (ii) the establishment of a program of self-insurance, (iii) the securing of the corporation's obligation of indemnification by granting a security interest or other lien on any assets of the corporation, or (iv) the establishment of a letter of credit, guaranty or surety.

Section 7.04 Definitions.
	For purposes of this Article: Expenses. The word "Expenses" shall be broadly construed and, without limitation, means (i) all direct and indirect costs incurred, paid or accrued, (ii) all attorneys' fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, food and- lodging, expenses while traveling, duplicating costs, printing, and binding costs, telephone charges, postage, delivery service, freight or other transportation fees and expenses, (iii) all other disbursements and out-of-pocket expenses,
(iv) amounts paid in settlement, to the extent permitted by Nevada Law, and (v) reasonable compensation for time spent by the Indemnitee for which he is otherwise not compensated by the corporation or any third party, actually and reasonably incurred in connection with either the appearance at or investigation, defense, settlement or appeal of a Proceeding or establishing or enforcing a right to indemnification under any agreement 45r arrangement, this Article, the Nevada Law or otherwise; provided, however, that "Expenses" shall not include any judgments or fines or excise taxes or penalties imposed under the Employee Retirement Income Security Act of 1974, as amended ("ERJSA") or other excise taxes or penalties.

Liabilities. "Liabilities" means liabilities of any type whatsoever, including, but not limited to, judgments or fines, ERISA or other excise taxes and penalties, and amounts paid in settlement.

Nevada Law. 'Nevada Law," means Chapter 78 of the Nevada Revised
Statutes as amended and in effect from time to time or any successor or other statutes of Nevada having, similar import and effect.

This Article. "This Article" means Paragraphs 7.01 through 7.04 of these By-Laws or any portion of them.
	Power of Stockholders. Paragraphs 7.01 through 7,04, including this Paragraph, of these By-Laws may be amended by the stockholders only by vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the entire number of shares of each class, voting separately, of the outstanding capital stock of the corporation (even though the right of any class to vote is otherwise restricted or denied), provided, however, no amendment or repeal of this Article shall adversely affect any right of any Indemnitee existing at the time such amendment or repeal becomes effective.
Power of Directors. Paragraphs 7.01 through 7.04 and this Paragraph of these By-Laws may be amended of repealed by the Board of Directors only by vote of eighty percent (800%) of the total number of Directors and the holders of sixty-six and two-thirds permit (66 2/3) of the entire number of shares of each class, voting separately, of the outstanding capital stock of the corporation (even though the right of any class to vote is otherwise restricted or denied, provided, however, no amendment or repeal of this Article shall adversely affect any right of any Indemnitee existing, at the time such amendment or repeal becomes effective.



ARTICLE VIH


BY-LAWS

Section 8.01 Amendment.
	Amendments and changes of these By-Laws may be made at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, or may be made by a vote of, or a consent in writing signed by the holders of a majority of the issued and outstanding capital stock.

Section 8.02 Additional by-laws
Additional by-laws not inconsistent herewith may be adopted by the Board of Directors at any meeting of the Board of Directors at which a quorum is present by an affirmative vote of a majority of the directors present or by the unanimous consent of the Board of Directors in accordance with Section 2.11 of these By-laws.


CERTIFICATION

	I, the undersigned, being the duly elected secretary of the Corporation, do hereby certify that the foregoing By-laws were adopted by the Board of Directors on the ___day of ________,19

/s/ John Royston
Secretary







SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
ROYSTON MANNOR ESTATES, INC., INC.
By:
Harvey Makaiwi, President